Exhibit 99.2

ArcelorMittal reports fourth quarter 2020 and twelve months 2020 results

Luxembourg, February 11, 2021 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and twelve-month periods ended December 31, 2020.

2020 Key highlights:

•	Health and safety performance: Protecting the health and wellbeing of employees remains the Company’s overarching priority; LTIF rate of 0.61x in 2020 vs. 0.75x in FY 2019[2]

•
Despite the challenging market environment that saw steel shipments decline in 2020 by 18.2% and a net loss of $0.7bn, the Company delivered $1.5bn of free cash flow (“FCF”, net cash provided by operating activities of $4.1bn less capex of $2.4bn less dividends paid to minorities of $0.2bn)

•
FY 2020 operating income of $2.1bn4,5 vs. $0.6bn operating loss[4,5] in FY 2019. FY 2020 EBITDA of $4.3bn with 4Q'20 EBITDA of $1.7bn (almost double 4Q'19 level) reflecting recovering fundamentals and providing good momentum into 2021; 4Q 2020 adjusted net income[18] of $0.2bn vs. adjusted net loss of $0.2bn in 3Q 2020

•
The Company ended 2020 with gross debt of $12.3 billion and net debt of $6.4 billion, the lowest level since the 2006 merger, allowing the Company to transition to a new capital allocation policy prioritizing returns to shareholders

•	Repositioned its North American footprint through the completed sale of ArcelorMittal USA to Cleveland Cliffs, unlocking value and significantly reducing liabilities

•	Reinforced its European footprint through the agreed investment by the Italian government in ArcelorMittal Italia (expected to be deconsolidated in 1Q 2021)

•	ArcelorMittal sold its first certified green steel products[9] to customers in December 2020, reflecting its leadership position in technology and innovation and commitments to decarbonize

Priorities & Outlook:

•
Global climate change leadership: Whilst policy support remains crucial to the development of decarbonization in the steel industry, the Company is focused on progressing towards its 2050 net zero group carbon emissions target. A range of innovative technology options are advancing, including the Group’s first Smart Carbon projects (Carbalyst) to start production in Ghent, Belgium (in 2022) and first Hydrogen reduction project in Hamburg to start production (estimated 2023-2025)

•
Cost advantage - New $1.0bn fixed cost reduction program in progress to ensure that a significant portion of fixed cost savings achieved during the COVID-19 crisis is sustained; expected completion by the end of 2022 (savings from a FY 2019 base)

•
Strategic growth: The Company is focused on organic growth, cost improvement, product portfolio and margin enhancing projects in emerging growth markets, including: Mexico HSM project (completion expected in 2021); Brazil cold rolling mill complex project (recommenced, with startup targeted 2023); and Liberia phase II expansion (first concentrate targeted in 4Q 2023)

•
Consistent returns to shareholders: The Company initiated its capital return to shareholders with a $500m share buyback[10] in 2H 2020 following the announced agreement to sell ArcelorMittal USA to Cleveland Cliffs. This process continues with a further $650m to be returned via a share buyback[19] following the partial sell-down of the Company’s equity stake in Cleveland Cliffs announced on February 9, 2021. In addition, and in accordance with the new capital return policy, the Board proposes to restart the base dividend to shareholders at $0.30/sh (to be paid in June 2021, subject to the approval of shareholders at the AGM in May 2021), and return $570m of capital to shareholders through a further share buyback program in 2021

•
Recovery in steel shipments: Recovery in apparent steel demand (growth of +4.5% to +5.5% is currently forecast in 2021 vs. 2020); steel shipments are expected to increase YoY (on a scope adjusted basis i.e. excluding the impacts of the ArcelorMittal USA sale and the deconsolidation of ArcelorMittal Italia[12] (expected in 1Q 2021))

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	4Q 20	3Q 20	4Q 19	12M 20	12M 19
Sales	14,184	13,266	15,514	53,270	70,615
Operating income / (loss)	1,998	718	(1,535)	2,110	(627)
Net income / (loss) attributable to equity holders of the parent	1,207	(261)	(1,882)	(733)	(2,454)
Basic earnings / (loss) per common share (US$)	1.01	(0.21)	(1.86)	(0.64)	(2.42)

Operating income/ (loss) / tonne (US$/t)	116	41	(78)	31	(7)
EBITDA	1,726	901	925	4,301	5,195
EBITDA/ tonne (US$/t)	100	52	47	62	61
Steel-only EBITDA/ tonne (US$/t)	58	23	32	35	42

Crude steel production (Mt)	18.8	17.2	19.8	71.5	89.8
Steel shipments (Mt)	17.3	17.5	19.7	69.1	84.5
Own iron ore production (Mt)	15.3	14.8	14.8	58.0	57.1
Iron ore shipped at market price (Mt)	10.6	9.8	9.6	38.2	37.1

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Executive Chairman, said:

“2020 was a year of enormous challenge as countries, societies and businesses across the world grappled with the disruption caused by the COVID-19 pandemic. The impact on the steel industry was significant, but I am very proud of the resilience and enterprise shown by our people across the business which enabled ArcelorMittal to deliver a solid operating performance in times of adversity. We have fantastic teams across our operations.

Indeed, 2020 was a milestone year for the Company. Achieving our $7 billion net debt target marked the end of a long-term deleveraging program, and the start of a new phase which will allow the Company to focus on delivering sustainable shareholder returns as we continue to transform for the future. This process will be supported by changes we made to our portfolio, increasing the quality of its earnings potential, and by the investments we are making in high-growth projects and markets, such as those in India, Mexico, Brazil and Liberia.

Initiatives are also underway to ensure that we take the lessons from our swift and comprehensive COVID-19 response actions and embed these across the business, with a target of delivering more than $1 billion of sustained savings by 2022. This effort is complemented by an improvement in market conditions which supported a significantly improved performance in the fourth quarter.

The combination of our stronger balance sheet, targeted growth profile and competitive cost positioning underpin our commitment to delivering more consistent returns across the cycle. They also position the Company favorably to lead the industry’s transition to low-emissions steelmaking as part of our 2050 net zero commitment.

2020 was a year in which we saw further acceleration in the drive to decarbonize the global economy. We have identified two main routes to achieve net zero target by 2050, both leveraging one or more clean energy infrastructures – one that utilizes biomass/bioenergy with carbon capture utilization and storage and the other which harnesses green electricity to power a hydrogen-based direct reduced iron process. We will continue to trial and pilot both routes while simultaneously promoting the policies that are a crucial component of success if these technologies are to be scaled up and commercially viable in the long-term. Ahead of COP26 an increasing number of countries have now made net zero commitments – it is imperative these commitments are now accompanied by policy to enable success.

Although we must continue to navigate the COVID-19 challenge, I expect 2021 to be another year of progress for the Company, and look forward to working closely with Aditya our new CEO."

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Protecting the health and wellbeing of employees remains the Company’s overarching priority with ongoing strict adherence to World Health Organization guidelines and specific government guidelines have been followed and implemented. We continue to ensure extensive monitoring, with stringent sanitary practices and social distancing measures at all operations, and have implemented remote working wherever possible and provided essential personal protective equipment to our people.
Health and safety performance (inclusive of ArcelorMittal Italia (previously known as Ilva)), based on own personnel and contractors lost time injury frequency (LTIF) rate was 0.93x in the fourth quarter of 2020 ("4Q 2020") as compared to 0.95x in third quarter of 2020 ("3Q 2020") and 1.25x in fourth quarter of 2019 ("4Q 2019"). Excluding the impact of ArcelorMittal Italia, the LTIF was 0.65x for 4Q 2020 as compared to 0.56x for 3Q 2020 and 0.84x for the 4Q 2019.
Health and safety performance (inclusive of ArcelorMittal Italia), based on own personnel and contractors lost time injury frequency (LTIF) rate was 0.92x for the twelve months of 2020 ("12M 2020") as compared to 1.21x in for the twelve months of 2019 ("12M 2019"). Health and safety performance (excluding the impact of ArcelorMittal Italia) for 12M 2020 was 0.61x as compared to 0.75x for 12M 2019.
The Company’s efforts to improve its health and safety record, aims to strengthen the safety of its workforce with an absolute focus on eradicating fatalities.

Own personnel and contractors - Frequency rate
Lost time injury frequency rate	4Q 20	3Q 20	4Q 19	12M 20	12M 19
Mining	0.68	0.35	1.27	0.61	0.97
NAFTA	0.44	0.32	0.63	0.53	0.58
Brazil	0.17	0.36	0.32	0.29	0.36
Europe	1.35	1.04	1.06	1.08	1.00
ACIS	0.59	0.66	0.83	0.61	0.69
Total Steel	0.65	0.60	0.78	0.62	0.73
Total (Steel and Mining) excluding ArcelorMittal Italia	0.65	0.56	0.84	0.61	0.75
ArcelorMittal Italia	9.16	12.15	10.61	9.46	11.13
Total (Steel and Mining) including ArcelorMittal Italia	0.93	0.95	1.25	0.92	1.21

Key sustainable development highlights for 4Q 2020:

During 4Q 2020, the Company highlighted:

◦
The Company maintained its ‘A-’ CDP grade, putting it within the top quartile of all metal smelting, refining and forming companies and the top 10% of the steel industry. It was notable that the Company achieved A grade scores for climate governance, disclosure of climate related financial risk and opportunities, strategy and planning and emissions reduction initiatives.

◦
The Company’s new Grade 80 steel was used for the first time in the USA in the 51-story Union Station Tower located at 320 S. Canal in Chicago. The superior 80 kip-per-square-inch strength of this steel enabled the design team to reduce the amount of steel used in the tower’s columns by almost 20%, which resulted in reduction to project costs and the embodied CO2 of the building. In addition, the column’s slimmer profiles allowed the developer-owner Riverside Investment and Development to offer more open space on upper floors to tenants.

◦
ArcelorMittal continued to advance its leadership in providing sustainability solutions for the automotive sector, enabling lightweight yet stronger and safer vehicles. The Global Automotive division rolled out its latest e-mobility solution to customers in October 2020 with its S-in motion® Rear chassis solutions for electric vehicles, which enable carmakers to design vehicles with extended range and enhanced safety at reduced cost. ArcelorMittal Dofasco announced a $24M CAD investment that will enable it to become the only Canadian producer of Alusi®-coated Usibor®. Alusi® coating is able to withstand high temperatures as well as being highly corrosion-resistant. The first product from this coating addition at the Hamilton hot dip galvanizing line no. 5 is expected in 2H 2022. This investment complements additional strategic North America developments announced previously, including a new electric arc furnace (EAF) at AM/NS Calvert in the US and a new hot strip mill in Mexico.

◦
ArcelorMittal Long Products announced a collaboration with Vow subsidiary ETIA to build the first dedicated industrial scale biogas plant for the steel industry at Rodange, Luxembourg, with the aim of starting production in 2022. The plant will convert sustainable biomass into biogas to replace the use of natural gas at the plant’s rolling mill reheating furnace, so reducing CO2 emissions from the production of steel, including Rodange’s specialized grooved rails for major rail projects around the world.

◦
The Company has strengthened its Code for Responsible Sourcing to reflect its alignment with its 10 sustainable development outcomes, its commitment to the ResponsibleSteel standards and the expectations it has of its suppliers on their sustainability standards.

◦	Group-wide CO2 reduction 2030 target to be announced early 2Q 2021, reflecting segment by segment reduction plans.

Analysis of results for the twelve months ended December 31, 2020 versus results for the twelve months ended December 31, 2019

Total steel shipments for 12M 2020 were 69.1 million metric tonnes (Mt) representing a decrease of 18.2% as compared to 84.5Mt in 12M 2019. On a comparable basis, adjusting for the impact of the remedy asset sales related to the ArcelorMittal Italia acquisition in 2019 and ArcelorMittal USA sale in December 2020, steel shipments for 12M 2020 declined by 15.8% to 60.1Mt as compared to 71.3Mt in 12M 2019, primarily due to the impact of the COVID-19 pandemic and the slowdown that occurred in 1H 2020. Shipments were lower in Europe (-22.4%, down -18.6% excluding the impact of the remedy asset sales related to the ArcelorMittal Italia acquisition for 12M 2019), Brazil (-15.9%), NAFTA (-14.4%, -8.7% excluding ArcelorMittal USA) and ACIS (-14.4%).

Sales for 12M 2020 decreased by 24.6% to $53.3 billion as compared with $70.6 billion for 12M 2019, primarily due to the impacts of the COVID-19 pandemic on lower steel shipments (as discussed above) and average steel selling prices (-8.7%).

Depreciation of $3.0 billion for 12M 2020 was broadly stable as compared with $3.1 billion for 12M 2019. FY 2021 depreciation is expected to be approximately $2.7 billion following the sale of ArcelorMittal USA in December 2020 and anticipated deconsolidation of ArcelorMittal Italia in early 2021 (assuming current exchange rates).

Net impairment gain for 12M 2020 amounted to $133 million included the partial reversal of impairment charges (recorded in 2019) following the sale of ArcelorMittal USA ($660 million), offset in part by impairment charges of $331 million related to revised future cashflows of plate assets in Europe, charges of $104 million following the permanent closure of a blast furnace and steel plant in Krakow (Poland) in 3Q 2020 and charges related to the permanent closure of the coke plant in Florange (France) in 1Q 2020 of $92 million. Impairment charges for 12M 2019 were $1.9 billion related to impairment of the fixed assets of ArcelorMittal USA ($1.3 billion), remedy asset sales for the ArcelorMittal Italia acquisition ($0.5 billion) and impairment charges in South Africa ($0.1 billion).

Net exceptional items for 12M 2020 were gains of $636 million related to the gain on disposal of ArcelorMittal USA ($1.5 billion) partially offset by site restoration and termination charges following the permanent closure of a blast furnace and steel plant in Krakow (Poland) totaling $146 million and inventory related charges in NAFTA and Europe ($0.7 billion). Exceptional expense for 12M 2019 of $828 million primarily included inventory related charges in NAFTA and Europe

Operating income for 12M 2020 of $2.1 billion was positively impacted by impairment and exceptional net gains totaling $0.8 billion as discussed above. Excluding these items, operating income for 12M 2020 of $1.3 billion was impacted by weaker operating conditions as compared to 2019, including a negative price-cost effect in steel segments and lower steel shipments due to the COVID-19 pandemic offset in part by improved mining performance. Operating loss of $627 million in 12M 2019 was negatively impacted by impairment and exceptional items as discussed above. Excluding these items operating income for 12M 2019 was $2.1 billion.

Income from associates, joint ventures and other investments for 12M 2020 was $234 million as compared to $347 million for 12M 2019. 12M 2020 income from associates, joint ventures and other investments14 includes positive contributions from AMNS India8 offset in part by the negative impact of the COVID-19 pandemic on investees including a $211 million impairment of the Company's investment in DHS (Germany). In addition, in 12M 2020 the annual dividend income from Erdemir was lower at $12 million as compared to $93 million in 12M 2019.

Net interest expense in 12M 2020 was lower at $421 million (below the Company's previous $0.5bn guidance) as compared to $607 million in 12M 2019 following debt repayments and liability management transactions. The Company expects full year 2021 net interest expense to be approximately $0.3 billion.

Foreign exchange and other net financing losses were $835 million for 12M 2020 as compared to losses of $1,045 million for 12M 2019. Losses in 12M 2020 are lower on account of a foreign exchange gain of $107 million as compared to a foreign exchange gain of $4 million in 12M 2019. 12M 2020 also includes non-cash mark-to-market losses of $68 million related to the mandatory convertible bonds call option (versus $356 million in 12M 2019) and $178 million non-cash expenses related to the extension of the mandatory convertible bond. 12M 2020 also includes early bond redemption premium expenses of $120 million as compared to $71 million in 12M 2019.

ArcelorMittal recorded an income tax expense of $1,666 million for 12M 2020 as compared to $459 million for 12M 2019. The deferred tax expense for 12M 2020 mainly includes derecognition of deferred tax assets recorded in Luxembourg following the sale of ArcelorMittal USA ($624 million), due to anticipated lower intra-group income from ArcelorMittal USA (primarily lower branding, R&D fees and interest income).

ArcelorMittal’s net loss for 12M 2020 was $0.7 billion, or $0.64 basic loss per common share, as compared to a net loss in 12M 2019 of $2.5 billion, or $2.42 basic loss per common share.

Analysis of results for 4Q 2020 versus 3Q 2020 and 4Q 2019

Total steel shipments in 4Q 2020 were 17.3Mt, 1% lower as compared with 17.5Mt in 3Q 2020. On a comparable basis, excluding ArcelorMittal USA (following its sale to Cleveland Cliffs on December 9, 2020), steel shipments in 4Q 2020 increased by 1.5% to 15.5Mt as compared 15.3Mt in 3Q 2020, as economic activity continued to gradually recover following the severe impacts of the COVID-19 pandemic earlier in the year, with all segments except ACIS experiencing quarter-on-quarter shipment growth (Europe +4.7%, Brazil +6.1% and NAFTA +4.9% (on a scope adjusted basis following the sale of ArcelorMittal USA) offset by ACIS -5.0%). Despite the sequential improvement, steel demand remains well below pre-crisis levels, with total steel shipments in 4Q 2020 of 17.3Mt, 12.4% lower than 19.7Mt in 4Q 2019 (down 9.2% on a scope adjusted basis excluding ArcelorMittal USA sale) with Europe -7.8%, Brazil -5.2%, NAFTA -1.4% (scope adjusted) and ACIS -20.5% (primarily due to South Africa).

Sales in 4Q 2020 were $14.2 billion as compared to $13.3 billion for 3Q 2020 (+6.9%) and $15.5 billion for 4Q 2019 (-8.6%). This 6.9% increase was primarily due a better sales mix (higher automotive volumes share) and 7.1% higher realized selling prices (only partially capturing the significant increase in global steel prices due to lag effects), and increased mining sales revenue (+24.9%) due in part to higher market-priced iron ore shipments (+7.9%) and higher seaborne iron ore reference prices (+13.0%). Sales in 4Q 2020 were 8.6% lower as compared to 4Q 2019 primarily due to the ongoing impact of the COVID-19 pandemic on overall steel demand (shipments down 12.4%) offset in part by higher average steel selling prices (+5.5%), significantly higher seaborne iron ore reference prices (+49.9%) and higher market-priced iron ore shipments (+9.8%).

Depreciation for 4Q 2020 was lower at $711 million as compared to $739 million for 3Q 2020 and $802 million in 4Q 2019.

Impairment expenses in 4Q 2020 were $331 million following the revised future cashflow expectations of plate assets in Europe. Net impairment gain in 3Q 2020 amounted to $556 million, consisting of the partial reversal of impairment charges recorded following the announced sale of ArcelorMittal USA ($660 million) and an impairment charge of $104 million related to the permanent closure of a blast furnace and steel plant in Krakow (Poland). Impairment charges for 4Q 2019 were $830 million and related to the fixed assets of ArcelorMittal USA ($0.7 billion) and in South Africa ($0.1 billion).

Exceptional items in 4Q 2020 of $1.3 billion related to gain on the sale of ArcelorMittal USA5 offset by site restoration and termination charges related to the closure of the steel shop and blast furnace at Krakow (Poland). Exceptional items for 3Q 2020 were nil. Exceptional items for 4Q 2019 of $828 million primarily include inventory related charges in NAFTA and Europe following a period of exceptionally weak steel pricing.

Operating income for 4Q 2020 was $2.0 billion as compared to $718 million in 3Q 2020 and an operating loss of $1.5 billion in 4Q 2019, impacted by the impairments and exceptional items as discussed above. Operating income for 4Q 2020 as compared to 3Q 2020 reflects a positive price-cost effect in the steel business and improved mining performance driven by higher iron ore prices.

Income from associates, joint ventures and other investments for 4Q 2020 was $7 million compared to $100 million for 3Q 2020 and an income of $20 million in 4Q 2019. Income in 4Q 2020 includes the positive contribution from AMNS India8 offset by a $211 million impairment of the Company's investment in DHS (Germany).

Net interest expense in 4Q 2020 was lower at $88 million as compared to $106 million in 3Q 2020 and $140 million in 4Q 2019, mainly due to savings following the repayments of bonds.

Foreign exchange and other net financing losses in 4Q 2020 were $270 million as compared to losses of $150 million in 3Q 2020 and losses of $117 million in 4Q 2019. Foreign exchange gain in 4Q 2020 was $78 million compared to $17 million in 3Q 2020 and $130 million in 4Q 2019. 4Q 2020 includes $178 million non-cash expenses related to the extension of the mandatory convertible bond and non-cash mark-to-market gains of $59 million related to the mandatory convertible bonds call option, and amounted to $52 million loss in 4Q 2019.

ArcelorMittal recorded an income tax expense of $358 million in 4Q 2020 as compared to $784 million for 3Q 2020 and $125 million for 4Q 2019. The tax expense for 3Q 2020 included a $624 million deferred tax expense as discussed above.
ArcelorMittal recorded a net income for 4Q 2020 of $1,207 million (or $1.01 basic earnings per common share), as compared to a net loss for 3Q 2020 of $261 million (or $0.21 basic loss per common share), and a net loss for 4Q 2019 of $1,882 million (or $1.86 basic loss per common share).

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	4Q 20	3Q 20	4Q 19	12M 20	12M 19
Sales	3,196	3,329	4,020	13,597	18,555
Operating income / (loss)	1,507	607	(912)	1,667	(1,259)
Depreciation	(61)	(126)	(152)	(449)	(570)
Impairment items	—	660	(700)	660	(1,300)
Exceptional items	1,460	—	(200)	998	(200)
EBITDA	108	73	140	458	811
Crude steel production (kt)	4,180	4,432	5,261	17,813	21,897
Steel shipments (kt)	4,134	4,435	5,029	17,902	20,921
Average steel selling price (US$/t)	714	701	731	702	810

NAFTA segment crude steel production decreased by 5.7% to 4.2Mt in 4Q 2020, as compared to 4.4Mt in 3Q 2020 following the sale of ArcelorMittal USA to Cleveland Cliffs on December 9, 2020. On a scope adjusted basis (i.e. excluding ArcelorMittal USA), crude steel production increased by 2.8% to 2.1Mt following the gradual improvement in demand.
Steel shipments in 4Q 2020 decreased by 6.8% to 4.1Mt, as compared to 4.4Mt in 3Q 2020, largely on account of the sale of ArcelorMittal USA. On a scope adjusted basis (excluding ArcelorMittal USA), steel shipments in 4Q 2020 increased by 4.9% to 2.3Mt following the gradual improvement in demand. Steel shipments were 17.8% lower in 4Q 2020 as compared to 5Mt in 4Q 2019 (-1.4% on a scope adjusted basis for ArcelorMittal USA sale).
Sales in 4Q 2020 decreased by 4.0% to $3.2 billion, as compared to $3.3 billion in 3Q 2020, primarily due to the decrease in steel shipments offset in part by a 1.9% increase in average steel selling prices.
Operating income in 4Q 2020 was $1.5 billion as compared to $607 million in 3Q 2020 and an operating loss of $912 million in 4Q 2019. 4Q 2020 operating income includes $1.5 billion exceptional gain5 on the completed sale of ArcelorMittal USA. 3Q 2020 operating income included a $660 million gain related to the partial reversal of impairments recorded in ArcelorMittal USA following the announced sale.
EBITDA in 4Q 2020 of $108 million was higher as compared to $73 million in 3Q 2020, primarily due to a positive price-cost effect. EBITDA in 4Q 2020 was lower as compared to $140 million in 4Q 2019 driven primarily by lower steel shipments and negative price cost effect partially offset by lower fixed costs.

Brazil

(USDm) unless otherwise shown	4Q 20	3Q 20	4Q 19	12M 20	12M 19
Sales	1,884	1,603	1,902	6,271	8,113
Operating income	290	197	177	754	846
Depreciation	(49)	(55)	(63)	(224)	(274)
EBITDA	339	252	240	978	1,120
Crude steel production (kt)	2,868	2,300	2,489	9,539	11,001
Steel shipments (kt)	2,575	2,425	2,717	9,410	11,192
Average steel selling price (US$/t)	702	625	628	634	679

Brazil segment crude steel production increased by 24.7% to 2.9Mt in 4Q 2020 as compared to 2.3Mt for 3Q 2020 with increases in both flat (restart of BF#3 at ArcelorMittal Tubarao in 4Q 2020) and long products given the ongoing recovery in demand.
Steel shipments in 4Q 2020 increased by 6.1% to 2.6Mt as compared to 2.4Mt in 3Q 2020, with 26.4% increase in flat product shipments (primarily due to improved export demand), offset in part by lower domestic long products shipments following an exceptionally strong third quarter. Steel shipments were 5.2% lower in 4Q 2020 as compared to 2.7Mt in 4Q 2019 primarily due to lower flat products exports.
Sales in 4Q 2020 increased by 17.6% to $1.9 billion as compared to $1.6 billion in 3Q 2020, with a 6.1% increase in steel shipments and a 12.3% increase in average steel selling prices (buoyed by improvements for both domestic and export flat and long products).
Operating income in 4Q 2020 of $290 million was higher as compared to $197 million in 3Q 2020 and $177 million in 4Q 2019.
EBITDA in 4Q 2020 increased by 34.7% to $339 million as compared to $252 million in 3Q 2020, primarily due to a positive price-cost effect and higher steel shipments offset in part by negative mix impact on account of exports. EBITDA in 4Q 2020 was 41.1% higher as compared to $240 million in 4Q 2019 primarily due to a positive price-cost effect.
Europe

(USDm) unless otherwise shown	4Q 20	3Q 20	4Q 19	12M 20	12M 19
Sales	7,604	7,013	8,035	28,071	37,721
Operating loss	(447)	(342)	(649)	(1,444)	(1,107)
Depreciation	(355)	(356)	(323)	(1,413)	(1,256)
Impairment items	(331)	(104)	(28)	(527)	(525)
Exceptional items	(146)	—	(456)	(337)	(456)
EBITDA	385	118	158	833	1,130
Crude steel production (kt)	9,110	7,908	9,030	34,004	43,913
Steel shipments (kt)	8,569	8,187	9,290	32,873	42,352
Average steel selling price (US$/t)	695	651	654	655	696

Europe segment crude steel production increased by 15.2% to 9.1Mt in 4Q 2020 as compared to 7.9Mt in 3Q 2020 as demand and activity levels gradually improved, particularly automotive and manufacturing activity. Although the Company has restarted capacity, some steel-making capacity during the quarter remained idled, including a blast furnace at Ghent, Belgium that is due to restart mid-February 2021 following a planned major reline.

Steel shipments in 4Q 2020 improved by 4.7% to 8.6Mt as compared to 8.2Mt in 3Q 2020 driven by higher flat steel shipments (+3.1%) and long products (+8.0%). Steel shipments were 7.8% lower in 4Q 2020 as compared to 9.3Mt in 4Q 2019 (across both flat and long products) primarily due to the impacts of the COVID-19 pandemic on demand.
Sales in 4Q 2020 were $7.6 billion, 8.4% higher as compared to $7.0 billion in 3Q 2020, primarily due to higher shipment volumes (as discussed above) and 6.8% higher average selling prices (flat products +7.2% and long products +4.8%).
Impairment charges for 4Q 2020 were $331 million following the revised future cashflow expectations of plate assets as compared to impairment charges of $104 million in 3Q 2020 related to the closure of the blast furnace and the steel plant in Krakow (Poland). Impairment charges net of purchase gains for 4Q 2019 were $28 million.

Exceptional items for 4Q 2020 were $146 million related to site restoration and termination charges following the closure of the blast furnace and the steel plant in Krakow (Poland). Exceptional items for 3Q 2020 were nil. Exceptional items for 4Q 2019 were $456 million and primarily included inventory related charges.

Operating loss in 4Q 2020 was $447 million as compared to an operating loss of $342 million and $649 million for 3Q 2020 and 4Q 2019, respectively.
EBITDA in 4Q 2020 of $385 million was significantly higher as compared to $118 million in 3Q 2020, primarily due to a positive price-cost effect and higher steel shipment volumes. EBITDA in 4Q 2020 increased by 144% as compared to $158 million in 4Q 2019 primarily due to lower fixed costs and improved ArcelorMittal Italia performance offset in part by lower steel shipments (-7.8%).
ACIS

(USDm) unless otherwise shown	4Q 20	3Q 20	4Q 19	12M 20	12M 19
Sales	1,477	1,400	1,632	5,507	6,837
Operating income / (loss)	177	37	(238)	84	(25)
Depreciation	(89)	(82)	(105)	(332)	(364)
Impairment	—	—	(102)	—	(102)
Exceptional items	—	—	(76)	(21)	(76)
EBITDA	266	119	45	437	517
Crude steel production (kt)	2,673	2,544	2,973	10,171	12,998
Steel shipments (kt)	2,373	2,499	2,985	9,881	11,547
Average steel selling price (US$/t)	511	465	460	464	517

ACIS segment crude steel production in 4Q 2020 increased by 5.1% to 2.7Mt as compared to 2.5Mt in 3Q 2020 primarily due to a recovery in volume in Ukraine following planned maintenance in the prior quarter. Crude production in 4Q 2020 was 10.1% lower as compared to 3.0Mt in 4Q 2019, including the impact of the permanent closure of the Saldanha facility.
Steel shipments in 4Q 2020 decreased by 5.0% to 2.4Mt as compared to 2.5Mt as at 3Q 2020, mainly due to maintenance outages (planned and unplanned) in South Africa.
Sales in 4Q 2020 increased by 5.5% to $1.5 billion as compared to $1.4 billion in 3Q 2020, primarily due to higher average steel selling prices (+9.9%) offset in part by lower steel shipments (-5.0%).

Operating income in 4Q 2020 was $177 million as compared to $37 million in 3Q 2020 and an operating loss of $238 million in 4Q 2019.
EBITDA was $266 million in 4Q 2020 as compared to $119 million in 3Q 2020, primarily due to positive price-cost effect offset in part by lower steel shipments. EBITDA in 4Q 2020 was significantly higher as compared to $45 million in 4Q 2019, primarily due to positive price-cost effect.
Mining

(USDm) unless otherwise shown	4Q 20	3Q 20	4Q 19	12M 20	12M 19
Sales	1,499	1,200	1,105	4,753	4,837
Operating income	579	382	185	1,411	1,215
Depreciation	(148)	(114)	(116)	(500)	(448)
EBITDA	727	496	301	1,911	1,663

Own iron ore production (Mt)	15.3	14.8	14.8	58.0	57.1
Iron ore shipped externally and internally at market price (a) (Mt)	10.6	9.8	9.6	38.2	37.1
Iron ore shipment - cost plus basis (Mt)	5.2	5.0	5.8	19.8	22.2
Own coal production (Mt)	1.1	1.2	1.4	5.0	5.5
Coal shipped externally and internally at market price (a) (Mt)	0.6	0.6	0.7	2.7	2.8
Coal shipment - cost plus basis (Mt)	0.6	0.6	0.7	2.4	2.9
(a) Iron ore and coal shipments of market-priced based materials include the Company’s own mines and share of production at other mines

Own iron ore production in 4Q 2020 increased by 4.2% to 15.3Mt as compared to 14.8Mt in 3Q 2020 primarily due to higher production at ArcelorMittal Mines Canada (AMMC)3. On December 9, 2020, Princeton coal mines and Hibbing/Minorca iron ore mines were sold as part of the ArcelorMittal USA disposal to Cleveland Cliffs.
Own iron ore production in 4Q 2020 increased by 3.5% to 15.3Mt as compared to 14.8Mt in 4Q 2019. Adjusted for the scope effect of the ArcelorMittal USA sale, own iron ore production in 4Q 2020 of 13.9Mt increased by 7.9% as compared to 12.9Mt in 4Q 2019 primarily due to higher production in AMMC, Ukraine and Liberia.
Market-priced iron ore shipments in 4Q 2020 increased by 7.9% to 10.6Mt as compared to 9.8Mt in 3Q 2020, primarily driven by higher shipments in AMMC, Liberia and Mexico. Market-priced iron ore shipments in 4Q 2020 were 9.8% higher as compared to 4Q 2019 reflecting higher production levels in particular at AMMC and Ukraine. FY 2020 market priced shipments of 38.2Mt are up +2.9% YoY. FY 2021 market-priced iron ore shipments are expected to increase to approximately 39Mt.
Own coal production in 4Q 2020 of 1.1Mt decreased by 8.2% as compared to 1.2Mt in 3Q 2020 in part due to the disposal of the Princeton coal mines on December 9, 2020 as part of the ArcelorMittal USA disposal to Cleveland Cliffs. On a scope adjusted basis, own coal production increased +7.0% quarter on quarter. Own coal production in 4Q 2020 decreased by 18.8% to 1.1Mt as compared to 1.4Mt in 4Q 2019 due in part to Princeton coal mines disposal (stable year on year on a scope adjusted basis).
Market-priced coal shipments in 4Q 2020 were stable at 0.6Mt as compared to 3Q 2020 but declined slightly compared to 4Q 2019.
Operating income in 4Q 2020 increased to $579 million as compared to $382 million in 3Q 2020 and $185 million in 4Q 2019.

EBITDA in 4Q 2020 increased by 46.7% to $727 million as compared to $496 million in 3Q 2020, reflecting the positive impact of higher market-priced iron ore shipments (+7.9%) and seaborne market prices (+13.0%) and lower freight costs. EBITDA in 4Q 2020 was significantly higher as compared to $301 million in 4Q 2019, primarily due to higher market-priced iron ore shipments (+9.8%), higher seaborne iron ore reference prices (+49.9%) and lower freight costs, offset in part lower coking coal reference prices (-21.1%).

Liquidity and Capital Resources

Net cash provided by operating activities for 4Q 2020 was $1,416 million as compared to $1,770 million in 3Q 2020 and $2,932 million in 4Q 2019. Net cash provided by operating activities includes a working capital release of $925 million driven by a significantly improved receivable rotation days (including historically low overdues) and higher accounts payables, which more than offset the planned increase in inventories as activity levels ramped up during the quarter. This compares to a working capital release of $1,072 million in 3Q 2020 and $2,600 million in 4Q 2019. Working capital needs in 2021 will be determined by the operating conditions towards the end of the year.
Net cash used in investing activities during 4Q 2020 was $406 million as compared to $486 million during 3Q 2020 and $1,751 million in 4Q 2019. Capex of $668 million in 4Q 2020 compares to $520 million in 3Q 2020 and $815 million in 4Q 2019. Capex of $2.4 billion in FY 2020 (in line with previous guidance). Excluding the capex of ArcelorMittal USA and ArcelorMittal Italia, scope-adjusted capex in 2020 would have been $1.9 billion. As described previously, the Company expects demand conditions to improve in 2021 which is expected to result in a normalization of maintenance capex levels. In addition, the Company intends to spend on strategic projects to enhance future returns through investment in selective brownfield growth and product mix improvement projects, in Mexico and Brazil as well as developing the iron ore resource in Liberia. Accordingly, the Company expects FY 2021 capex to increase to $2.8 billion (broadly in line with FY 2019 capex of $2.9 billion excluding the impact of ArcelorMittal USA and ArcelorMittal Italia deconsolidation). Net cash provided by other investing activities in 4Q 2020 of $262 million compared to $34 million in 3Q 2020 and net cash used in other investing activities in 4Q 2019 of $936 million. 4Q 2020 cash inflow relates to $0.5 billion proceeds from the sale of ArcelorMittal USA offset in part by an investment in short term deposits related to such sale. Net cash used in other investing activities in 4Q 2019 primarily included the final net $0.6 billion contribution to the AMNS India JV11.
Net cash used in financing activities in 4Q 2020 was $2,227 million as compared to $401 million in 3Q 2020 and net cash provided by financing activities in 4Q 2019 of $19 million. In 4Q 2020, net cash used in financing activities includes outflow of $1.5 billion primarily related to: $0.7 billion of bonds repurchased in October 2020 pursuant to cash tender offers; reimbursement of the Schuldschein entered into on October 9, 2017 and maturing in October 2021 for a total principal amount of €231.5 million ($0.3 billion); and $0.3 billion decrease of commercial paper portfolio. Net cash used in financing activities in 3Q 2020 of $270 million primarily included bond repayments.
On November 2, 2020, ArcelorMittal announced it had completed the share buyback program launched on September 28, 2020. By market close on October 30, 2020, ArcelorMittal had repurchased 35,636,253 shares for a total cost of $0.5 billion ($487 million paid in the fourth quarter) at an approximate average price per share of €11.92. All details are available on the Company’s website at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program.
During 4Q 2020 and 4Q 2019, the Company paid dividends of $16 million and $21 million, respectively, to minority shareholders in Bekaert (Brazil). During 3Q 2020, the Company paid dividends of $55 million to minority shareholders of ArcelorMittal Mines Canada3 (AMMC) and Bekaert (Brazil).
Outflows from lease payments and other financing activities (net) were $218 million for 4Q 2020 and includes $135 million paid to Banca Intesa16, $63 million in 3Q 2020 and $86 million in 4Q 2019.

As of December 31, 2020, the Company’s cash and cash equivalents and restricted funds amounted to $6.0 billion as compared to $6.6 billion as of September 30, 2020 and $5.0 billion as of December 31, 2019. Gross debt decreased by $1.4 billion to $12.3 billion as of December 31, 2020, as compared to $13.7 billion as of September 30, 2020 and was $2 billion lower as compared to $14.3 billion as of December 31, 2019. As of December 31, 2020, net debt decreased to $6.4 billion as compared to $7.0 billion as of September 30, 2020 driven by working capital release offset in part by foreign exchange loss on debt (following a 4.8% depreciation of USD versus EUR). Net debt as of December 31, 2020 was $3.0 billion lower than net debt of $9.3 billion as of December 31, 2019.
As of December 31, 2020, the Company had liquidity of $11.5 billion, consisting of cash and cash equivalents and restricted funds of $6.0 billion and $5.5 billion of available credit lines6. After ArcelorMittal’s execution of the second option to extend the facility, the Company has been notified that banks have agreed a one-year extension with a new maturity of December 19, 2025. The $5.5 billion credit facilities contain a financial covenant not to exceed 4.25x Net debt / LTM EBITDA (as defined in the facilities).
As of December 31, 2020, the average debt maturity was 5.2 years.

Key recent developments

•
On February 9, 2021, ArcelorMittal North America Holdings LLC, a wholly-owned subsidiary of the Company, announced an agreement to sell 40 million Cleveland-Cliffs common shares through a fully underwritten public market offering. The transaction is a part of a combined primary and secondary public offering of Cleveland-Cliffs’ shares. This divestment crystallizes additional proceeds from the transaction with Cleveland-Cliffs announced on September 28, 2020 and completed on December 9, 2020. The proceeds from the sale of Cleveland-Cliffs common shares will be used for a new share buyback program of ArcelorMittal common shares. Following the sale of 40 million of Cleveland-Cliffs common shares ArcelorMittal North America Holdings LLC will continue to hold approximately 38 million common shares in addition to shares of non-voting preferred stock redeemable at Cleveland-Cliffs’ option for approximately 58 million common shares or the equivalent value in cash.

•
On December 23, 2020, ArcelorMittal Dofasco announced a coating addition to its No.5 Hot-Dipped Galvanizing Line in Hamilton, Ontario . With the investment, ArcelorMittal Dofasco will become the only Canadian producer of Alusi® Coated Usibor® (press hardenable steel for automotive structural and safety components). The total project cost is $24M CAD and the first Alusi® Coated Usibor® product is expected to come off the line in 2H 2022. No.5 Line is planned to produce up to 160,000-tons of Alusi® coated steel.

•
On December 23, 2020, ArcelorMittal announced that it had signed a definitive agreement with Nippon Steel Corporation (‘Nippon Steel’) to build an electric arc furnace (‘EAF’) at AM/NS Calvert in Alabama, USA, a 50:50 joint venture between ArcelorMittal and Nippon Steel. ArcelorMittal first announced its intention to build an EAF at AM/NS Calvert on August 12, 2020. Construction of the 1.5Mt capacity EAF, which will cost c. $775 million, will commence in 2021 and come onstream in the first half of 2023. The project will be funded by AM/NS Calvert. The plan includes an option to add further capacity at lower capex intensity.

•
On December 22, 2020, ArcelorMittal announced the extension of the conversion date for the $1 billion privately placed mandatory convertible bond (MCB) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. This amendment to the MCB, which is mandatorily convertible into preferred shares of such subsidiary, was executed on December 22, 2020. The mandatory conversion date of the bond has been extended to January 31, 2024. The other main features of the MCB remain unchanged. The bond was placed privately with Credit Agricole Corporate and Investment Bank and is not listed. The subsidiary simultaneously executed amendments providing for the extension of the outstanding notes into which it invested the proceeds of the bond issuance, which are linked to shares of the listed company China Oriental Group Company Limited, which is held by an ArcelorMittal subsidiary.

•
On December 15, 2020, ArcelorMittal announced that the Company had entered into separate, privately negotiated exchange agreements with a limited number of holders of the Company’s 5.50% Mandatorily Convertible Subordinated Notes due 2023 (the “Notes”). Pursuant to the exchange agreements, the Company exchanged $246.8 million in aggregate principal amount of the Notes, for an aggregate of (i) 22,653,933 shares (all existing shares held in treasury) of ArcelorMittal common stock (i.e. the minimum conversion ratio under the Notes) plus (ii) $25.4 million (including accrued interest on the exchanged Notes up to, but excluding, the settlement date). The Company did not receive any proceeds from the delivery of such shares of common stock. Following completion of the exchanges, approximately $1.0 billion aggregate principal amount of the Notes remained outstanding.

•
On December 11, 2020, ArcelorMittal announced that it had signed a binding agreement (the 'Investment Agreement') with Invitalia, an Italian state-owned company, forming a public-private partnership between the parties[13]. The Investment Agreement will result in a recapitalization of AM InvestCo, ArcelorMittal’s subsidiary which signed the lease and obligation to purchase agreement for Ilva’s business. Invitalia will invest in AM InvestCo in two tranches:

▪
A first investment of €400 million, which is expected to be made in the second half of February 2021; in return, Invitalia will receive shares in ArcelorMittal Italia with 50% of the voting rights that, along with governance rights, will provide it with joint control over ArcelorMittal Italia (at which point ArcelorMittal Italia will be deconsolidated);

▪
A second tranche (consisting of up to €680 million in equity and a shareholder loan of up to €25 million) is payable on closing of the purchase obligation of the former Ilva business units, which itself is subject to the satisfaction of various conditions precedent by May 2022. This second investment is expected to bring Invitalia’s shareholding in ArcelorMittal Italia to 60%. ArcelorMittal would need to invest up to €70 million to retain a 40% shareholding and equivalent voting rights.

Details of the updated industrial plan involves investment in lower-carbon steelmaking technologies, including the construction of a 2.5Mtpa EAF, which is expected to open in mid-2024, and the relining of BF #5, which is expected to begin production in 2024. This industrial plan, which targets reaching 8Mtpa of production in 2025 (crude steel production is limited to 6Mtpa until the environmental plan is completed), will become effective upon the closing of the first investment. It integrates a series of public support measures including ongoing government funded employment support and includes, for the period between 2021 and 2025, environmental capital expenditures of €0.3 billion and industrial capital expenditures of €1.1 billion as well as capital expenditures of €0.2 billion for the revamp of BF#5 and €0.3 billion for the construction of the EAF. Going forward, the joint venture will be responsible for funding the lease rentals (expected to terminate May 2022) and future capex payments.
•
On December 9, 2020, ArcelorMittal announced that the sale of ArcelorMittal USA to Cleveland-Cliffs for a combination of cash and stock had been completed on such day. Under the terms of the sale, ArcelorMittal received $505 million cash, 78 million shares of Cleveland-Cliffs common stock and non-voting preferred stock which is redeemable for approximately 58 million shares of Cleveland-Cliffs common stock or an equivalent amount in cash[1]. As agreed, Cleveland-Cliffs has assumed the liabilities of ArcelorMittal USA, including net liabilities of approximately $0.5 billion and pensions and other post-employment benefit liabilities (‘OPEB’)[2].

[1] Cleveland-Cliffs Inc.’s share price closed on September 25, 2020 (the last day of trading prior to the transaction announcement) at $5.88; its closing price (December 8, 2020) was $13.04.
[2] As a result of the transaction closing in December 2020, pension and OPEB liabilities with a carrying value of $3.2 billion were deconsolidated from the ArcelorMittal balance sheet as of December 31, 2020.
$1.0 billion fixed cost reduction program
A fundamental part of the Company’s response at the onset of the COVID-19 pandemic was to align costs to the lower activity level. The comprehensive measures taken to “variabilise” fixed costs were critical to protecting profitability and cash flows.

Throughout this period, the Company sought to identify and develop options for structural cost improvements to appropriately position the fixed cost base for the post-COVID-19 operating environment. These savings implemented are expected to limit the increase in fixed costs as activity and production levels recover, thus leading to lower fixed costs per-tonne. In total, $1.0 billion of structural cost improvements are identified within the program, (with the majority of savings expected in FY 2021) and fully realized in FY 2022 relative to scope-adjusted FY 2019.

The Company has already implemented a footprint optimization, including the permanent closure of a blast furnace and steel plant in Krakow (Poland), the permanent closure of the Florange coke oven battery and the closure of the Saldanha facility in South Africa. Productivity and logistics are expected to provide approximately 40% of the retained savings through continuous improvement programs, improvements in productivity and maintenance efficiency and the rationalization of support functions.
Actions in repairs and maintenance are expected to provide approximately 35% of the savings, as the Company reduces contractors through insourcing and the reallocation of internal resources. Selling, general and administrative expenses (SG&A) is expected to account for approximately 25% of the savings (including a 20% reduction in corporate office headcount), digital transformation and leveraging of shared services and centers of excellence.

These improvements will augment those achieved under the Action2020 program, which was superseded at the onset of the COVID-19 pandemic.

Capital return

Following the achievement of the Group’s net debt target, and in line with its previous statements, the Board has approved a new capital return policy. Going forward, the Company expects to pay a base annual dividend (to be progressively increased over time). After paying this base dividend, 50% of the surplus free cash flow (i.e. free cash flow after payment of the base dividend) will be allocated to a share buyback program to be completed over the subsequent 12-month period. Should the ratio of net debt to EBITDA be greater than 1.5x then only the base dividend will be paid. According to this policy, the Board recommends a $0.30/share base dividend be paid in June 2021, subject to the approval of shareholders at the AGM in May 2021, and has approved a $570 million share buyback program to be completed within the 2021 calendar year.
This return is additional to the $650 million share buyback19 to return the proceeds of the partial sell-down of the Company’s equity stake in Cleveland Cliffs announced on February 9, 2021.
Financial calendar for 2021
•	General meeting of shareholders: May 4, 2021: ArcelorMittal Annual General Meeting
•	Earnings results announcements: May 6, 2021: Earnings release 1Q 2021; July 29, 2021: Earnings release 2Q 2021 and half year 2021; November 11, 2021: Earnings release 3Q 2021

Outlook

Based on the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) in 2021 to grow between +4.5% to +5.5% (versus a contraction of 1.0% in 2020).

Economic activity progressively improved during 2H 2020 as lockdown measures eased. Following a prolonged period of destocking, the global steel industry is now benefiting from a favorable supply demand balance, supporting increasing utilization as demand recovers. Given this positive outlook (and subject to pandemic-related macroeconomic uncertainties), the Company expects ASC to grow in 2021 versus 2020 in all our core markets. By region:

•
In the US, ASC is expected to grow within a range of +10.0% to +12.0% in 2021 (versus an estimated -16.0% contraction in 2020, when flat products declined by 12.0%), with stronger ASC in flat products particularly automotive while construction demand (non-residential) remains weak.

•
In Europe, ASC is expected to grow within a range of +7.5% to +9.5% in 2021 (versus an estimated -10.0% contraction in 2020); with strong automotive demand expected to recover from low levels and continued support for infrastructure and residential demand.

•
In Brazil, ASC is expected to continue to expand in 2021 with growth expected in the range of +6.0% to +8.0% (versus estimated +1.0% growth in 2020) supported by ongoing construction demand and recovery in the end markets for flat steel.

•	In the CIS, ASC growth in 2021 is expected to recover to within a range of +4.0% to +6.0% (versus -5.0% estimated contraction in 2020).
•	In India, ASC growth in 2021 is expected to recover to within a range of +16% to +18% (versus 17.0% estimated contraction in 2020).
•	As a result, overall World ex-China ASC in 2021 is expected to grow within the range of +8.5% to +9.5% supported by a strong rebound in India (versus -11.0% contraction in 2020).
•
In China, overall demand is expected to continue to grow in 2021 to +1.0% to +3.0% (supported by ongoing stimulus) (versus estimated growth of +9.0% in 2020 which recovered well post the COVID-19 pandemic earlier in the year driven by stimulus).

The FY 2020 cash needs of the business (including capex, interest, cash taxes, pensions and certain other cash costs but excluding working capital movements) total $4.1 billion (higher than the previous $3.7 billion guidance). This includes cash taxes, pensions and other cash costs of $1.3 billion ($0.5 billion higher than previous guidance largely on account of higher tax payments (including higher mining profitability)) and $0.1 billion premium on early repayment of bonds). Capex was $2.4 billion (in line with guidance) and net interest expense of $0.4 billion ($0.1bn lower than previous guidance). The Company has provided capex guidance for FY 2021 of $2.8 billion and net interest expense of $0.3 billion for 2021. Taxes, pension and others will be determined by the level of profitability in FY 2021.

ArcelorMittal Condensed Consolidated Statement of Financial Position1

In millions of U.S. dollars	Dec 31, 2020	Sept 30, 2020	Dec 31, 2019
ASSETS
Cash and cash equivalents and restricted funds	5,963	6,617	4,995
Trade accounts receivable and other	3,072	3,133	3,569
Inventories	12,328	12,327	17,296
Prepaid expenses and other current assets	2,281	2,094	2,756
Asset held for sale[7]	4,329	6,069	—
Total Current Assets	27,973	30,240	28,616

Goodwill and intangible assets	4,312	4,195	5,432
Property, plant and equipment	30,622	31,326	36,231
Investments in associates and joint ventures	6,817	6,488	6,529
Deferred tax assets	7,866	8,052	8,680
Other assets[15]	4,462	2,224	2,420
Total Assets	82,052	82,525	87,908

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,507	3,776	2,869
Trade accounts payable and other	11,525	9,389	12,614
Accrued expenses and other current liabilities	5,596	6,036	5,804
Liabilities held for sale[7]	3,039	5,642	—
Total Current Liabilities	22,667	24,843	21,287

Long-term debt, net of current portion	9,815	9,608	11,471
Deferred tax liabilities	1,832	1,928	2,331
Other long-term liabilities	7,501	8,510	12,336
Total Liabilities	41,815	44,889	47,425

Equity attributable to the equity holders of the parent	38,280	35,838	38,521
Non-controlling interests	1,957	1,798	1,962
Total Equity	40,237	37,636	40,483
Total Liabilities and Shareholders’ Equity	82,052	82,525	87,908

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended			Twelve months ended
In millions of U.S. dollars unless otherwise shown	Dec 31, 2020	Sept 30, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019
Sales	14,184	13,266	15,514	53,270	70,615
Depreciation (B)	(711)	(739)	(802)	(2,960)	(3,067)
Impairment items[4](B)	(331)	556	(830)	133	(1,927)
Exceptional items[5] (B)	1,314	—	(828)	636	(828)
Operating income / (loss) (A)	1,998	718	(1,535)	2,110	(627)
Operating margin %	14.1%	5.4%	(9.9)%	4.0%	(0.9)%

Income from associates, joint ventures and other investments	7	100	20	234	347
Net interest expense	(88)	(106)	(140)	(421)	(607)
Foreign exchange and other net financing loss	(270)	(150)	(117)	(835)	(1,045)
Income / (loss) before taxes and non-controlling interests	1,647	562	(1,772)	1,088	(1,932)
Current tax expense	(373)	(204)	(260)	(839)	(786)
Deferred tax benefit / (expense)	15	(580)	135	(827)	327
Income tax expense	(358)	(784)	(125)	(1,666)	(459)
Income / (loss) including non-controlling interests	1,289	(222)	(1,897)	(578)	(2,391)
Non-controlling interests (income)/ loss	(82)	(39)	15	(155)	(63)
Net income / (loss) attributable to equity holders of the parent	1,207	(261)	(1,882)	(733)	(2,454)

Basic earnings / (loss) per common share ($)	1.01	(0.21)	(1.86)	(0.64)	(2.42)
Diluted earnings / (loss) per common share ($)	1.00	(0.21)	(1.86)	(0.64)	(2.42)

Weighted average common shares outstanding (in millions)	1,199	1,228	1,012	1,140	1,013
Diluted weighted average common shares outstanding (in millions)	1,204	1,228	1,012	1,140	1,013

OTHER INFORMATION
EBITDA (C = A-B)	1,726	901	925	4,301	5,195
EBITDA Margin %	12.2%	6.8%	6.0%	8.1%	7.4%

Own iron ore production (Mt)	15.3	14.8	14.8	58.0	57.1
Crude steel production (Mt)	18.8	17.2	19.8	71.5	89.8
Steel shipments (Mt)	17.3	17.5	19.7	69.1	84.5

ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended			Twelve months ended
In millions of U.S. dollars	Dec 31, 2020	Sept 30, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019
Operating activities:
Income /(loss) attributable to equity holders of the parent	1,207	(261)	(1,882)	(733)	(2,454)
Adjustments to reconcile net income/ (loss) to net cash provided by operations:
Non-controlling interests loss / (gain)	82	39	(15)	155	63
Depreciation and impairment items[4]	1,042	183	1,632	2,827	4,994
Exceptional items[5]	(1,314)	—	828	(636)	828
(Income) from associates, joint ventures and other investments	(7)	(100)	(20)	(234)	(347)
Deferred tax (benefit) / expense	(15)	580	(135)	827	(327)
Change in working capital	925	1,072	2,600	1,496	2,197
Other operating activities (net)	(504)	257	(76)	380	1,063
Net cash provided by operating activities (A)	1,416	1,770	2,932	4,082	6,017
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(668)	(520)	(815)	(2,439)	(3,572)
Other investing activities (net)	262	34	(936)	428	(252)
Net cash used in investing activities	(406)	(486)	(1,751)	(2,011)	(3,824)
Financing activities:
Net (payments) / proceeds relating to payable to banks and long-term debt	(1,506)	(270)	126	(2,395)	1,262
Dividends paid to minorities (C)	(16)	(55)	(21)	(181)	(129)
Dividends paid to ArcelorMittal shareholders	—	—	—	—	(203)
Share buyback	(487)	(13)	—	(500)	(90)
Common share offering	—	—	—	740	—
Proceeds from Mandatorily Convertible Notes	—	—	—	1,237	—
Lease payments and other financing activities (net)	(218)	(63)	(86)	(399)	(326)
Net cash (used in) / provided by financing activities	(2,227)	(401)	19	(1,498)	514
Net (decrease) / increase in cash and cash equivalents	(1,217)	883	1,200	573	2,707
Cash and cash equivalents transferred (to) / from assets held for sale	67	(70)	—	(3)	10
Effect of exchange rate changes on cash	234	73	131	163	(22)
Change in cash and cash equivalents	(916)	886	1,331	733	2,695

Free cash flow (D=A+B+C)[17]	732	1,195	2,096	1,462	2,316

Appendix 1: Product shipments by region(1)

(000'kt)	4Q 20	3Q 20	4Q 19	12M 20	12M 19
Flat	3,462	3,779	4,325	15,422	18,261
Long	807	746	819	2,884	3,260
NAFTA	4,134	4,435	5,029	17,902	20,921
Flat	1,324	1,047	1,553	4,722	6,328
Long	1,268	1,393	1,176	4,740	4,918
Brazil	2,575	2,425	2,717	9,410	11,192
Flat	6,210	6,025	6,827	23,907	31,523
Long	2,246	2,080	2,323	8,550	10,360
Europe	8,569	8,187	9,290	32,873	42,352
CIS	1,912	1,914	2,087	7,685	7,425
Africa	458	585	890	2,190	4,112
ACIS	2,373	2,499	2,985	9,881	11,547
Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures(1)

(USDm)	4Q 20	3Q 20	4Q 19	12M 20	12M 19
NAFTA	66	81	191	459	727
Brazil	64	48	96	208	328
Europe	326	222	273	1,039	1,353
ACIS	88	68	108	324	513
Mining	111	92	133	370	480
Total	668	520	815	2,439	3,572
Note: “Others” are not presented in the table

Appendix 2b: Capital expenditure projects
The following tables summarize the Company’s principal growth and optimization projects involving significant capex.
Completed projects in the past year
Segment	Site / unit	Project	Capacity / details	Completion
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of up to 145kt over ingot route through yield increase	1Q 2020

Ongoing projects
Segment	Site / unit	Project	Capacity / details	Key date / forecast completion
NAFTA	Mexico	New Hot strip mill	Production capacity of 2.5Mt/year	2021 (a)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot strip mill modernization	Replace existing three end of life coilers with two state of the art coilers and new runout tables	2021 (b)
NAFTA	ArcelorMittal Dofasco (Canada)	#5 CGL conversion to AluSi®	Addition of up to 160kt/year Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip Galvanizing Line for the production of Usibor® steels	2H 2022 (c)
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	4Q 2023 (d)
Mining	Liberia	Phase 2 premium product expansion project	Increase production capacity to 15Mt/year	4Q 2023 (e)
Brazil	Juiz de Fora	Melt shop expansion	Increase in melt shop capacity by 0.2Mt/year	On hold (f)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2Mt/year;	On hold (f)

a) On September 28, 2017, ArcelorMittal announced a major $1.0 billion investment programme at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c. 1.8Mt and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The hot strip mill project commenced late 4Q 2017 and is expected to be completed at the end of 2021 (with capex of approximately $0.2 billion in 2021).

b) Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is expected to be completed in 2021.

c) Investment to replace #5 Hot-Dip Galvanizing Line Galvanneal coating capability with 160kt/year Aluminum Silicon (AluSi®) capability for the production of ArcelorMittal’s patented Usibor® Press Hardenable Steel for automotive structural and safety components. With the investment, ArcelorMittal Dofasco will become the only Canadian producer of AluSi® coated Usibor®. This investment complements additional strategic North America developments, including a new EAF and caster at AM/NS Calvert in the US and a new hot strip mill in Mexico, and will allow to capitalize on increasing Auto Aluminized PHS demand in North America. The project is expected to be completed in 2022, with the first coil planned for 2H 2022.

d) In February 2021, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The ~$0.35 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. The project is expected to be completed in 4Q 2023.

e) ArcelorMittal Liberia has been operating a 5Mt direct shipping ore (DSO) since 2011 (Phase 1). In 2013, the Company had started construction of a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure; this project was then suspended due to the onset of Ebola in West Africa and the subsequent force-majeure declaration by the onsite contracting companies. ArcelorMittal Liberia has now completed the revised detailed feasibility study (which was updated in 2019 to apply best available technology and replace wet with dry stack tailings treatment) for the modular build of a 15 million tonne concentrator (Phase 2), with aligned mine, concentrator, rail and port capacity. The plan is now to recommence the project in 2021, with first concentrate expected in 4Q 2023. The capex required to conclude the project is expected to total approximately $0.8 billion as the project is effectively a brownfield opportunity given that 85% of the procurement has already been done (with the equipment on site) and 60% of the civil construction complete.

f) Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, both the melt shop expansion (in Juiz de Fora) and the sinter plant, blast furnace and meltshop (in Monlevade) projects are currently on hold and are expected to be completed upon Brazil domestic market recovery.

Appendix 3: Debt repayment schedule as of December 31, 2020

(USD billion)	2021	2022	2023	2024	2025	>2025	Total
Bonds	0.4	0.6	1.4	2.0	1.1	2.3	7.8
Commercial paper	1.0	—	—	—	—	—	1.0
Other loans	1.1	0.4	1.1	0.2	0.2	0.5	3.5
Total gross debt	2.5	1.0	2.5	2.2	1.3	2.8	12.3

Appendix 4: Reconciliation of gross debt to net debt

(USD million)	Dec 31, 2020	Sept 30, 2020	Dec 31, 2019
Gross debt (excluding that held as part of the liabilities held for sale)	12,322	13,384	14,340
Gross debt held as part of the liabilities held for sale	24	292	—
Gross debt	12,346	13,676	14,340
Less: Cash and cash equivalents and restricted funds	(5,963)	(6,617)	(4,995)
Less: Cash and cash equivalents and restricted funds held as part of the assets held for sale	(3)	(70)	—
Net debt (including that held as part of assets and the liabilities held for sale)	6,380	6,989	9,345

Net debt / LTM EBITDA	1.5		1.8

Appendix 5: Adjusted net income / (loss)

(USDm)	4Q 20	3Q 20	4Q 19	12M 20	12M 19
Net income / (loss)	1,207	(261)	(1,882)	(733)	(2,454)
Impairment items[4]	(331)	556	(830)	133	(1,927)
Exceptional items[5]	1,314	—	(828)	636	(828)
Derecognition of deferred tax assets on disposal of ArcelorMittal USA	—	(624)	—	(624)	—
Adjusted net income / (loss)	224	(193)	(224)	(878)	301

Appendix 6: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

Adjusted net income / (loss): refers to reported net income/(loss) less impairment items, exceptional items and derecognition of deferred tax assets on disposal of ArcelorMittal USA.
Apparent steel consumption: calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents and restricted funds: represents cash and cash equivalents, restricted cash, restricted funds and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles.
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
EBITDA: operating results plus depreciation, impairment items and exceptional items.

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.
Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.
Foreign exchange and other net financing (loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders
Gross debt: long-term debt and short-term debt (including that held as part of the liabilities held for sale).
Impairment items: refers to impairment charges net of reversals.
Liquidity: cash and cash equivalents and restricted funds plus available credit lines excluding back-up lines for the commercial paper program.
LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
Mt: refers to million metric tonnes.
Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.
Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).
Net debt: long-term debt and short-term debt less cash and cash equivalents and restricted funds (including those held as part of assets and liabilities held for sale).
Net debt/LTM EBITDA: refers to Net debt divided by EBITDA (as used in the Company’s financial reporting) over the last twelve months.
Net interest expense: includes interest expense less interest income
On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
Operating results: refers to operating income/(loss).
Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighbouring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa. Mining segment includes iron ore and coal operations.
Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
Price-cost effect: a lack of correlation or an abnormal lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e., increased spread between steel prices and raw material costs) or negative effect (i.e., a squeeze or decreased spread between steel prices and raw material costs).
Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.
Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Steel-only EBITDA: calculated as EBITDA total less Mining segment EBITDA.
Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.
Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.
YoY: refers to year-on-year.

Footnotes

1.
The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial/alternative performance measures and calculated as shown in the Condensed Consolidated Statement of Operations, as additional measures to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. Segment information presented in this press release are prior to inter-segment eliminations and certain adjustments made to operating result of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents Adjusted net income / (loss) as it believes it is a useful measure for the underlying business performance excluding impairment items, exceptional items and derecognition of deferred tax assets on disposal of ArcelorMittal USA. ArcelorMittal also presents free cash flow (FCF), which is a non-GAAP financial/alternative performance measure calculated as shown in the Condensed Consolidated Statement of Cash Flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. The Company has revised the definition of free cash flow to include dividends paid to minority shareholders in order to reflect the measure it will use to determine dividends that will be paid under its new dividend policy. The Company also presents the ratio of net debt to EBITDA for the last twelve month period, which investors may find useful in understanding the Company's ability to service its debt. Such non-GAAP/alternative performance measures may not be comparable to similarly titled measures applied by other companies. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS.

2.
Figures presented exclude ArcelorMittal Italia. LTIF figures Including the impact of ArcelorMittal Italia, was 0.92x for FY 2020 vs. 1.21x for FY 2019; 0.93x for 4Q 2020 vs. 0.95x in 3Q 2020 and 1.25x in 4Q 2019.

3.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
4.
Net impairment gain for 12M 2020 amounted to $133 million included the partial reversal of impairment charges (recorded in 2019) following the sale of ArcelorMittal USA ($660 million), offset in part by impairment charges of $331 million related to revised future cashflows of plate assets in Europe, charges of $104 million following the permanent closure of a blast furnace and steel plant in Krakow (Poland) in 3Q 2020 and charges related to the permanent closure of the coke plant in Florange (France) in 1Q 2020 of $92 million. Impairment charges for 12M 2019 were $1.9 billion related to impairment of the fixed assets of ArcelorMittal USA ($1.3 billion), remedy asset sales for the ArcelorMittal Italia acquisition ($0.5 billion) and impairment charges in South Africa ($0.1 billion).

5.
Net exceptional items for 12M 2020 were gains of $636 million related to the gain on disposal of ArcelorMittal USA ($1.5 billion) partially offset by site restoration and termination charges following the permanent closure of a blast furnace and steel plant in Krakow (Poland) totaling $146 million and inventory related charges in NAFTA and Europe ($0.7 billion). Exceptional items for 12M 2019 primarily include inventory related charges in NAFTA and Europe. Exceptional $1.5 billion gain on ArcelorMittal USA disposal relates to the consideration of $2.2 billion following the increase of the Cleveland Cliff share price from $5.88/sh on September 25, 2020 to $13.04/sh on December 8, 2020 against a total carrying value of $0.7 billion of ArcelorMittal USA, ArcelorMittal Monessen and ArcelorMittal Princeton companies.

6.
On December 19, 2018, ArcelorMittal signed a $5,500,000,000 Revolving Credit Facility, with a five-year maturity plus two one-year extension options. During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023. In December 2020, ArcelorMittal executed the second option to extend the facility, and the new maturity is now extended to December 19, 2025. As of December 31, 2020, the $5.5 billion revolving credit facility was fully available. On May 5, 2020, ArcelorMittal and a syndicate of banks signed a credit facility with tranches of $0.7 billion and €2.1 billion (the “New Credit Facility”). Subsequently, the Company's share offering, which closed on May 14, 2020, and the mandatorily convertible notes offering, which closed on May 18, 2020, resulted in the cancellation of commitments of an equivalent amount under the New Credit Facility that ArcelorMittal had entered into on May 5, 2020.

Subsequently, on July 17, 2020, ArcelorMittal sent a cancellation notice for all unused amounts under the New Credit Facility. The cancellation notice was effective on July 22, 2020. As of such date, the facility was terminated.
7.
Assets and liabilities held for sale, as of December 31, 2020 include the assets and liabilities of ArcelorMittal Italia and heavy plate assets in Europe. Assets and liabilities held for sale, as of September 30, 2020 include the assets and liabilities of ArcelorMittal USA (as well as Princeton and Monessen and certain other entities within the scope of the sale of ArcelorMittal USA).

8.
AMNS India key performance indicators for 4Q 2020 are as follows: AMNS India’s operations were impacted by the COVID-19 pandemic during 2Q 2020 with lockdown measures (in particular impacting April 2020). Since then lock down measures have been lifted, demand has improved and the assets are currently running at higher utilization levels. 4Q 2020 crude steel production was 1.9Mt (vs 1.8Mt in 3Q 2020, and FY 2020 at 6.6Mt) and EBITDA was $0.3 billion (with 12M 2020 EBITDA of $0.7 billion). AMNS India has plans to debottleneck operations (steel shop and rolling parts) and achieve capacity of 8.6Mt per annum and medium term plans to expand and grow to 14Mt per annum. Its newly acquired Thakurani mines are expected to operate at full 5.5Mtpa capacity by the end of 1Q 2021, and the second Odisha pellet plant is expected to be completed by the end of 1Q 2021, adding 6Mtpa for a total 20Mtpa of pellet capacity.

9.
The Company is offering green steel using a system of certificates. These will be issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as the reference. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.

10.
On September 28, 2020, in connection with the announced sale of 100% of the shares of ArcelorMittal USA, ArcelorMittal announced its intention to repurchase, between September 28, 2020 and March 31, 2021, shares for an aggregate maximum amount of $500 million. By market close on October 30, 2020, ArcelorMittal had repurchased 35,636,253 shares for a total value of $0.5 billion ($487 million paid in the fourth quarter) at an approximate average price per share of €11.92. All details are available on the Company’s website at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program.

11.
Relates to the rollover of the Indian rupee hedge at market price which protects the dollar funds needed for the Essar Steel India transaction as per the resolution plan approved by the Committee of Creditors and the National Company Law Tribunal in Ahmedabad. The hedge was unwound on the closing of the acquisition in 4Q 2019. On October 17, 2018, the Company announced that it had approved a payment of 7,469 crore rupees (c. $1 billion, subsequently paid) to the financial creditors of Uttam Galva and KSS Petron to clear overdue debts in order that the offer it submitted for ESIL on April 2, 2018 would be eligible and considered by ESIL’s Committee of Creditors.

12.
ArcelorMittal Italia crude steel production in 4Q 2020 of 0.9Mt (FY 2020 3.4Mt); 4Q 2020 steel shipments of 1.0Mt (FY 2020 3.3Mt). Capex of approximately $0.3 billion per annum has been invested in ArcelorMittal Italia in 2019 and 2020.

13.
The conditions precedent to closing under the Ilva Agreement include: the amendment of the existing environmental plan for the Taranto plant to account for changes in the new industrial plan; the lifting of all criminal seizures on the Taranto plant; the absence of restrictive measures – in the context of criminal proceedings where Ilva is a defendant – being imposed against ArcelorMittal Italia; and a new agreement with trade unions. If these conditions precedent are not fulfilled by May 2022, ArcelorMittal Italia will not be required to purchase the business units and instead will be required to return them to Ilva, which in turn will be required to pay an end-of-lease adjustment determined on the basis of the equity capital injected by ArcelorMittal Italia’s shareholders and its net financial position. In turn, if the conditions precedent are not fulfilled, Invitalia will also not be required to make the second tranche of its investment.

14.
In addition to the AM/NS India and Calvert joint ventures, the Company has important investments in China that provide valuable dividend streams and growth optionality. VAMA, our 50:50 joint venture with Hunan Valin, is a state-of-the-art facility focused on rolling steel for high-demanding applications in particular automotive. The business is performing well and plans to expend the current capacity by 40% to 2Mtpa over the next 2 years, financed from its own resources. The investment will allow VAMA to broaden its product portfolio and further enhance its competitiveness. This will in turn enable VAMA to meet the growing demand of high value add solutions from the Chinese automotive / NEV market and propel it to be among the top 3 automotive steel players in China by 2025. ArcelorMittal also owns a 37% interest in China Oriental, one of the largest H-Beam producers in China, which having recently upgraded its asset portfolio. China Oriental has a strong balance sheet and this investment could significantly increase the dividend potential in the future.

15.	As of December 31, 2020, other assets include the listed investment of Cleveland Cliffs (16%) at market value of $1,988 million and Erdemir (12%) at market value of $850 million.
16.
On November 1, 2018, ArcelorMittal Investco Italy Srl completed the acquisition of Ilva Spa (former name of ArcelorMittal Italia) and its subsidiaries. ArcelorMittal was the principal partner in AM Investco with 94.45% equity stake in the consortium, with Banca Intesa Sanpaolo holding 5.55%. ISP interest was subject to put and call option arrangement. The put option was exercised in December 2020 simultaneous to the signing of an investment agreement with Invitalia.

17.
The Company has revised the definition of free cash flow to include dividends paid to minority shareholders in order to reflect the measure it will use to determine dividends that will be paid under its new dividend policy. The comparative figures for free cash flow under the prior definition of cash flow from operations less capex were: 4Q 2020 $748 million; 3Q 2020 $1,250 million; 4Q 2019 $2,117 million; 12M 2020 $1,643 million and 12M 2019 $2,445 million.

18.	See Appendix 5 for reconciliation of adjusted net income /(loss).
19.	Share buyback is expected to commence on February 15, 2021, and the significant shareholder has indicated that it intends to maintain its voting rights in ArcelorMittal issued shares.

Fourth quarter 2020 and full year 2020 earnings analyst conference call

ArcelorMittal management (including Executive Chairman and Chief Executive Officer) will host a conference call for members of the investment community to present and comment on the three-month and twelve periods ended December 31, 2020 on: Thursday February 11, 2021 at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.

The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0808 238 0676	+44 (0)203 057 6900	7995055#
US local:	+1 866 220 1433	+1 347 903 0960	7995055#
France:	0805 101 469	+33 1 7070 6079	7995055#
Germany:	0800 588 9185	+49 69 2222 2624	7995055#
Spain:	900 828 532	+34 914 144 464	7995055#
Luxembourg:	800 23 023	+352 2786 0311	7995055#
Join the call via telephone using the participant code 7995055# or alternatively use the live audio webcast link
https://interface.eviscomedia.com/player/1131/

Please visit the results section on our website to listen to the reply once the event has finished https://corporate.arcelormittal.com/investors/results

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.